Kenmar Global Trust (KGT) ended the month of May up
1.28%. Gains in interest rates and currencies more than offset losses in stock indices and energies. The Net Asset Value per unit of KGT was $95.42 as of May 31, 2005.

                   May 1, 2005         June 1, 2005
                   -----------         ------------
Graham                 30%                  30%
Grinham                28%                  28%
Transtrend             42%                  42%

Following a weak performance in April, US indices, led by NASDAQ, scored gains in May. The benchmark Dow Jones Index rose 2.7%. The month's economic data lent support to equities and there were growing ideas that the Federal Reserve was near the end of its rate hike cycle. The fact that the Fed seemed less "hawkish" than it had been and crude oil prices held around last month's levels helped sentiment but the market's tone remained cautious and tentative at month's end. European indices were modestly higher on balance with the strength in US markets helping to offset mostly dismal economic data. The UK, which had been somewhat immune to the economic malaise of its European mainland neighbors, began to show signs of economic decline. In Asia, the economic news was a bit better, including an encouraging GDP report from Japan. The month of May in US treasuries was marked by lower yields and a flatter curve. That pattern persisted throughout the period, culminating with the yield on the benchmark 10-Year note falling below the psychologically key, 4.00% level. A number of factors seemed to conspire to push yields lower and in many cases it seemed that money flows, as opposed to the economy and inflation, were the driving forces. In addition, the defeat of the European constitution referendum in France and subsequently Holland made US securities more attractive.

The US dollar put in a strong month, with the euro in particular showing weakness, falling to an 8-month low during May. A primary driver was the rejection by French voters of the European Union (EU) constitution. The euro was also hurt by a seemingly endless series of economic reports that have some saying Europe is nearing recession, if not already there. The Chinese yuan issue continues to overhang all Asian currencies. There were persistent rumors throughout the month that a revaluation of the yuan was imminent but once again they proved incorrect and Bank of China, along with government officials, made clear statements that it will be at least six months before any adjustment might be seen. Constant pressure from Treasury Secretary Snow, and others, stopped just short of threats of retaliation. Among other currencies, the Australian dollar lost about 2.2% in May and is off about 2.5% YTD. The Canadian dollar fell about 1.3% and is down 4.5% for the year. The South African is off 17.3% YTD as negative economic data weighs on the currency.

The tone of the gold market started the period on a fairly positive note but as the month progressed, prices turned defensive. Gold ended with a nearly 6% decline due to the rally in the US dollar. Gold maintains a near 90% correlation with the greenback's relationship with the Euro. Silver initially followed gold lower, but gradually shifted to end May about 7.3% higher. Copper started the month on the defensive but by month's end it initiated a rally as low levels of exchange warehouse stocks in London, Shanghai and New York led the way from a fundamental perspective. The rest of the LME complex was mostly higher in May, led by a 6.9% gain in nickel as stainless steel demand improved. In the energy complex, crude ended the month higher after reaching a low during mid-month. The month's low was achieved after Fed Chairman Greenspan said that he expected energy demand to "cool" as a result of high prices. Natural gas, after slumping about 14.6% in April, lost another 4.7% in May. Cocoa prices fell in May amid reports of violent clashes in the Ivory Coast.

                              KENMAR GLOBAL TRUST
                          Unaudited Account Statement
                       For the Month Ending May 31, 2005

DEAR INTEREST HOLDER:
Enclosed is the report for the period of May 31, 2005 for Kenmar Global Trust. The net asset value of an interest as of May 31, 2005 was $95.42, an increase of +1.28% from the April 30, 2005 value of $94.22. The calendar year-to-date return for Kenmar Global Trust was a decrease of -11.68% as of May 31, 2005.



                            STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                       ($36,279.21)
Change in Unrealized Gain/(Loss)                                   $363,457.63
Gain/(Loss) on Other Investments                                    $15,106.64
Brokerage Commission                                               ($64,321.09)
                                                                ---------------
Total Trading Income                                               $277,963.97

EXPENSES
Audit Fees                                                           $4,000.00
Administrative and Legal Fees                                        $7,768.46
Management Fees                                                     $80,743.53
Offering Fees                                                       $12,325.00
Incentive Fees                                                           $0.00
Other Expenses                                                           $0.00
                                                                ---------------
Total Expenses                                                     $104,836.99

INTEREST INCOME                                                     $48,865.08

NET INCOME(LOSS) FROM THE PERIOD                                   $221,992.06
                                                                ===============

              STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month                             $17,407,753.97
Addition                                           $45,000.00
Withdrawal                                       ($934,253.61)
Net Income/(Loss)                                 $221,992.06
                                               ---------------
Month End                                      $16,740,492.42

Month End NAV Per Unit                                 $95.42

Monthly Rate of Return                                  1.28%
Year to Date Rate of Return                           -11.68%


For account inquiries, please contact Preferred Investment Solutions Corp. Client Services at (203)861-1025.

       To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer                                /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

            Preferred Investment Solutions Corp., Managing Owner of
                              Kenmar Global Trust